January 24, 2008

Mail Stop 6010

By U.S. Mail and facsimile to (651) 737-2553
Gregg M. Larson
Deputy General Counsel and Secretary
3M Legal Affairs, Office of General Counsel
3M Company
3M Center
P.O. Box 33428
St. Paul, Minnesota 55133-3428

Re: **3M Company**
      Definitive 14A
      Filed March 26, 2007
      File No. 001-03285

Dear Mr. Larson:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3444.

Sincerely,

Perry J. Hindin
Special Counsel